FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Acquisition of Manitou Gold More Than Tripling Land
Package Adjacent to Island Gold Mine

Toronto, Ontario (February 28, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) pursuant to which Alamos will acquire all of the issued and outstanding shares of Manitou Gold Inc. (TSX:MTU) (“Manitou”) by way of a court-approved plan of arrangement (the “Transaction”). The acquisition will consolidate Alamos’ existing ownership of Manitou shares and increase its regional land package around Island Gold with the addition of the Goudreau Property. This includes 40,000 hectares (“ha”) adjacent to and along strike from the Island Gold Mine, adding significant exploration potential across the relatively underexplored Michipicoten Greenstone Belt (see Figure 1). This is expected to increase Alamos’ land package around the Island Gold Deposit to 55,277 ha, a 267% increase.

The acquisition extends Alamos’ mineral tenure along strike to the east within the Goudreau Lake Deformation Zone, a primary control on gold mineralization within the Goudreau-Lochalsh segment of the Michipicoten Greenstone Belt. The expanded land package will now include the majority of the mineral tenure between the only two major mines within the belt – the Island Gold Mine and the past producing Renabie Gold Mine (aggregate production of 1.1 million ounces of gold from 1947-1991). The Goudreau Property also adds six additional belt-scale deformation zones hosting several gold occurrences, including Cradle Lake-Emily Bay, Loch Lomond, Missinaibi, Baltimore, Easy Lake and Renabie Deformation Zones.

Alamos has developed a systematic district-scale targeting and exploration approach for the area surrounding the Island Gold Mine. This approach can now be applied to the larger consolidated land package to rapidly generate and test new exploration targets.

Under the terms of the Agreement, Manitou shareholders will receive 0.003525 of an Alamos common share for each Manitou share, representing a value of C$0.05 per Manitou share, calculated based on the 20-day volume weighted average trading price of Alamos’ shares on the Toronto Stock Exchange immediately preceding February 28, 2023. This represents a premium of 95% based on Alamos’ and Manitou’s respective closing prices on February 27, 2023 and 88% premium to Manitou’s 20-day volume-weighted average price. Alamos currently owns 65.2 million Manitou shares, representing approximately 19% of Manitou’s basic common shares outstanding. Excluding Alamos’ existing ownership of Manitou, Alamos expects to issue approximately 1.0 million shares for total consideration of C$14 million.

The terms and conditions of the Agreement will also be disclosed in more detail in the Manitou management information circular. Completion of the Transaction is subject to customary conditions, including court approvals, a favourable vote of (i) a majority of the Manitou common shares voted at a special meeting of Manitou shareholders, other than shares held by Alamos and any other interested parties in the transaction; and (ii) at least 66 2/3% of the holders of Manitou common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals. The Agreement includes a customary non-solicitation clause and right to match covenants.
Alamos’ Board of Directors has unanimously approved the Transaction. Torys LLP is acting as legal counsel for Alamos. Hillcrest Merchant Partners is acting as exclusive financial advisor to Manitou, and Fogler, Rubinoff LLP is acting as legal advisor to Manitou in connection with the transaction.

“Since our acquisition of Island Gold in 2017, much of our focus has been on near mine drilling where we have had tremendous success discovering more than four million ounces of high-grade Mineral Reserves

TRADING SYMBOL: TSX:AGI NYSE:AGI

and Resources. Through our acquisition of Manitou, we are more than tripling our land package along strike from Island Gold where we see excellent potential for additional high-grade discoveries across the prospective Michipicoten Greenstone Belt,” said John A. McCluskey, President and Chief Executive Officer.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains or incorporates by reference “forward looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “assume”, “anticipate”, “believe”, “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Forward-looking statements in this news release include, but may not be limited to, information pertaining to the expected receipt of approvals required for the Transaction; expected completion of the acquisition of Manitou by Alamos; the exploration potential for high-grade discoveries across the Michipicoten Greenstone Belt forming part of the land package to be acquired through the Transaction; expectations pertaining to additional reserves and resources; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Investors are cautioned not to assume that all or any part of additional mineral deposits that may be acquired are, or will be, economically or legally mineable or that they will ever be converted into Proven and Probable Mineral Reserves (as that term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended).

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements contained in this news release include, but are not limited to, not receiving the requisite approvals for completion of the Transaction and the actual results of potential exploration activities.

For a more detailed discussion of other risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this news release, see Alamos’ latest 40-F/Annual Information Form and Management’s Discussion and Analysis,

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TRADING SYMBOL: TSX:AGI NYSE:AGI

each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

Alamos disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Alamos Gold and Manitou Gold Land Tenure Map

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Alamos - Manitou Tenure Map
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